Exhibit 4.1
AMENDMENT TO PREFERRED SHARES RIGHTS AGREEMENT
OF
RED LION HOTELS CORPORATION
     This Amendment To the Preferred Shares Rights Agreement (this “Amendment”) by and between Red Lion Hotels Corporation, a Washington corporation (the “Company”) and American Stock Transfer and Trust Company LLC (the “Rights Agent”) is made as of this 14th day of August, 2009.
     Whereas, the Company and the Rights Agent entered into a certain Preferred Shares Rights Agreement on Janaury 26, 2009 (the “Agreement”);
     Whereas, Section 27 of the Agreement provides that, prior to the Distribution Date, the Company supplement or amend this Agreement in any respect without the approval of any holders of Rights (as therein defined), each such amendment to be evidenced by a writing signed by the Company and the Rights Agent;
     Whereas, the Board of Directors of the Company (the “Board”), acting by unanimous written consent, effective August 12, 2009, approved an amendment to the Agreement to amend the Final Expiration Date of the Agreement from February 1, 2011 to August 14, 2009; and
     Whereas, the Company believes it is desirable to amend the Agreement as set forth below.
     Now, therefore, the parties hereto hereby agree as follows:
     1. Amendment of the Agreement. Except as otherwise explicitly provided in this Amendment, the Agreement will remain unchanged and in full force and effect.
     2. Modification to the Agreement. Section 1(k) of the Agreement is hereby amended to read in its entirety as follows (with the new language appearing in underlined italics):
          “(k) “Final Expiration Date” shall mean August 14, 2009.”
     3. Counterparts. This Amendment may be executed in counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. Originally executed counterparts may be delivered by facsimile and any such delivery shall be valid for all purposes as delivery of a manual signature and equally admissible in any legal proceedings to which any party is a party.
     4. Entire Understanding. This Amendment shall supersede and replace any prior agreement or amendment relating to the amendment of Section 1(k) of the Agreement.
     5. Governing Law. This Amendment shall be governed by and construed under the laws of the State of Washington as applied to agreements among Washington residents entered into and to be performed entirely within Washington; except that all provisions regarding the rights, duties and obligations of the Rights Agent shall be governed and construed in accordance with the laws of the State of New York applicable to contracts made and to be performed entirely within such State.
     6. Severability. If one or more provisions of this Amendment are held to be unenforceable under applicable law, portions of such provisions, or such provisions in their entirety, to the extent necessary, shall be severed from this Amendment, and the balance of the Amendment shall be interpreted as if such provision were so excluded and shall be enforceable in accordance with its terms.
[Signature Page Follows]

     In Witness Whereof, the parties have executed this Amendment to Preferred Shares Rights Agreement as of the date first written above.

RED LION HOTELS CORPORATION.

/s/ Anthony F. Dombrowik
Anthony F. Dombrowik
Senior Vice President and Chief Financial Officer

Address: 201 W. North River Drive, Suite 100
Spokane Washington 99201

AMERICAN STOCK TRANSFER & TRUST COMPANY LLC

/s/ Herbert J. Lemmer

By: Herbert J. Lemmer
Its: Vice President

Address: 59 Maiden Lane
New York, New York 10038
Attn: Corporate Trust Dept.